

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
AUG 2 7 2003
PROCESSING
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

LEESON ELECTRIC 401(K) SAVINGS PLAN
100 EAST RANDOLPH STREET
WAUSAU, WISCONSIN 54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Leeson Electric 401(K) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEESON ELECTRIC 401(K) SAVINGS PLAN

By: Leeson Electric 401(K) Savings Plan Administrative Committee and Plan Administrator



Kenneth F. Kaplan

August 26, 2003



Fritz Hollenbach

August 26, 2003

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-108092 of Regal-Beloit Corporation on Form S-8 of our report dated August 21, 2003, appearing in this Annual Report on Form 11-K of Leeson Electric Corporation Profit Sharing Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Milwaukee, Wisconsin
August 22, 2003

LEESON ELECTRIC 401(K) SAVINGS PLAN
(FORMERLY, LEESON ELECTRIC CORPORATION PROFIT SHARING PLAN)

Financial Statements - Modified Cash Basis as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

LEESON ELECTRIC 401(K) SAVINGS PLAN
(FORMERLY, LESSON ELECTRIC CORPORATION PROFIT SHARING PLAN)

TABLE OF CONTENTS

All other schedules are omitted because they are inapplicable.

Deloitte & Touche LLP
411 E.Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
LEESON Electric 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits - modified cash basis of the LEESON Electric 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

August 21, 2003

Deloitte
Touche
Tohmatsu

LEESON ELECTRIC 401(K) SAVINGS PLAN
(FORMERLY, LEESON ELECTRIC CORPORATION PROFIT SHARING PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Investments, at Fair Market Value-		
AETNA Group Pooled Separate Accounts	$ -	$20,231,463
Mutual funds	14,518,553	-
Common collective trust	3,365,720	-
Investment in Master Trust	4	-
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$17,884,277	$20,231,463

See notes to financial statements - modified cash basis.

LEESON ELECTRIC 401(K) SAVINGS PLAN
(FORMERLY, LEESON ELECTRIC CORPORATION PROFIT SHARING PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Contributions:		
Employer	$ 358,390	$ 405,553
Employee	1,225,742	1,393,124
Rollover	85,857	-
Total contributions	1,669,989	1,798,677
Investment income -		
Interest and dividend income	63,724	-
Total investment income	63,724	-
Total additions	1,733,713	1,798,677
DEDUCTIONS:		
Net depreciation in fair value of investments	2,857,985	2,037,607
Distributions to participants	1,208,132	3,017,023
Administrative expenses	14,782	
Total deductions	4,080,899	5,054,630
NET DECREASE	(2,347,186)	(3,255,953)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,231,463	23,487,416
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$17,884,277	$20,231,463

See notes to financial statements - modified cash basis.

1. PLAN DESCRIPTION

The following description of the LEESON Electric 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was established by LEESON Electric Corporation (the "Company"), effective August 31, 1974, to provide uniform benefits to all employees of the Company. The Company is a wholly-owned subsidiary of Regal-Beloit Corporation. Effective December 1, 2002, the plan name was changed from Leeson Electric Corporation Profit Sharing Plan to LEESON Electric 401(k) Savings Plan. The Plan is a defined contribution plan covering all eligible employees of the Company and provides for Internal Revenue Code Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan administration - ING, Inc. (the "former Trustee") served as trustee and recordkeeper of the Plan through November 30, 2002. Effective December 1, 2002, Marshall & Ilsley Trust Company (the "Trustee") was named trustee and recordkeeper, and all assets were transferred on that date.

Participation - An employee of the Company becomes eligible to participate in the Plan on the applicable entry date following the completion of one year of service. The entry dates under the Plan are January 1, April 1, July 1, and October 1. Effective December 1, 2002, the qualifying period was amended to be six months of service.

Contributions - Prior to December 1, 2002, participants in the Plan could elect to defer up to a maximum of 15% of pre-tax compensation subject to certain Internal Revenue Code ("IRC") limitations. Effective December 1, 2002, the Plan was amended to allow participants to make voluntary contributions up to 100% of total compensation subject to certain IRC limitations. The Company matches employee contributions equal to 50% of the first 4% of compensation contributed. The Company may also make discretionary match and/or profit sharing contributions. The Company made no discretionary contributions during 2002 or 2001.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contribution, participant forfeitures, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Prior to December 1, 2002, all participants were 100% vested in their salary deferral and employer match accounts. Effective December 1, 2002, the Plan was amended to include a vesting provision for the employer contributions based on three years of service for employees hired after the effective date of the amendment. There were no forfeitures for the years ended December 31, 2002 and 2001.

Investment Options - During the period from January 1, 2001 through November 30, 2002, participants were able to direct their contributions, in 1% increments, one time per month, among AETNA Group Pooled Separate Accounts.

Effective December 1, 2002, participants are able to change their investment options in 10% increments, 12 times per quarter. The AETNA Group Pooled Separate Accounts were removed from the investment options, and the following investment options became available to participants: Pimco Funds Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund Class A, Baron Asset Fund - Growth & Income Fund, Templeton Foreign Fund CL-A, ABN AMRO/Chicago Cap Growth Fund Class N, Strong Opportunity Fund, Regal-Beloit Corporation Master Trust and M&I Stable Principal Fund. Investments in these funds are effected in the open market or through collective investment funds of the Trustee.

Distributions - Vested benefits may be withdrawn upon termination of employment, termination of employment after becoming disabled, or after attaining normal retirement age but continuing to work, or upon Plan termination. Normal retirement age under this Plan is age 65. In addition, the employee deferral may be withdrawn while employed if the participant attains age 59 ½ or incurs a financial hardship. Former employees are subject to a $25 distribution fee.

Administrative Expenses - The Company paid all administrative expenses of the Plan for the years ended December 31, 2002 and 2001.

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of Employee Retirement Income Security Act, ERISA. If the Plan is terminated, the participants remain fully vested in their account balances.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash method, contributions are recognized at the time such amounts are received rather than when contributed.

Investment Valuation -Investment purchases and sales are recorded on trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net Depreciation/Appreciation in Fair Value of Investments - Net realized and unrealized depreciation is recorded in the accompanying Statements of Changes in Net Assets Available for Plan Benefits – Modified Cash Basis as "Net Depreciation in Fair Value of Investments."

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results may differ from these estimates.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan, but had not been paid at December 31, 2002 and 2001.

3. INVESTMENTS

Prior to December 1, 2002, the Plan provided for investments in pooled separate account. Subsequent to November 30, 2002, the Plan provides for investment in a collective fund, mutual funds, and Company stock. Investments are stated at fair market value except for the M&I Stable Principal Fund (see Note 5) as determined by the Trustee by reference to published market data.

Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

The fair value of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001, are as follows:

	2002
AIM Basic Value Fund A	$2,760,189
ABN AMRO Chicago Cap Growth Fund N	1,377,838
Dodge & Cox Balanced Fund	3,387,059
Vanguard 500 Index Fund	3,362,223
Pimco Funds Total Return Fund	2,251,708
M&I Stable Principal Fund*	3,365,720

	2001
ING-AETNA Money Market VP*	$3,066,907
ING-AETNA Bond VP*	1,421,349
ING-AETNA Balanced VP*	3,738,952
Fidelity VIP Equity-Income	7,151,900
Janus Aspen Growth Fund	1,906,330
ING MFS Emerging Equity*	1,074,855

* Represents party-in-interest

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value as follows:

	2002	2001
Pooled Separate Accounts	$(2,218,268)	$(2,037,607)
Mutual Funds	(639,717)	-
Total net depreciation in fair value of investments	$(2,857,985)	$(2,037,607)

4. PLAN PARTICIPATION IN THE REGAL-BELOIT CORPORATION MASTER TRUST

Beginning December 1, 2002, the Plan enables participants to purchase Regal-Beloit Corporation common stock through an "Employee Stock Fund." The Plan's investment in Regal-Beloit Corporation common stock is commingled with four other Company plans into the Regal-Beloit Corporation Master Trust ("Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to participating plans based on each plan's share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the Master Trust. The fair value of the assets held in the Master Trust as of December 31, 2002 and 2001 is as follows:

	2002	2001
Regal-Beloit Corporation Common Stock	$11,484,443	$12,938,147
Marshall Money Market Fund	214,748	151,880
Accrued income	-	70,150
Total assets of the Master Trust	$11,699,191	$13,160,177

At December 31, 2002 and 2001, the Master Trust held 554,804 and 593,493 shares of Regal-Beloit Corporation Common Stock, respectively.

Allocations of assets of the Master Trust to participating plans as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Amount	%	Amount	%
Regal-Beloit Corporation Personal Savings Plan	$ 5,469,309	46.75 %	$ 6,079,206	46.19 %
Regal-Beloit Corporation Profit Sharing Plan	4,573,491	39.09	5,353,836	40.68
Regal-Beloit Corporation Savings and Protection Plan	663,052	5.67	652,179	4.96
Marathon Electric Salaried Employees' 401(k) Savings Plan	798,430	6.82	826,793	6.28
Marathon Electric Hourly 401(k) Savings Plan	194,905	1.66	248,163	1.89
Leeson Electric Corporation Profit Sharing Plan	4	0.01	-	-
Total assets of the Master Trust	$11,699,191	100.00 %	$13,160,177	100.00 %

Master Trust (loss) income for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Investment (loss) income:		
Interest and dividend income	$ 210,443	$ 301,031
Net (depreciation) appreciation in fair value of Regal-Beloit Corporation Common Stock	(468,464)	3,039,231
Total Master Trust (loss) income	$ (258,021)	$ 3,340,262

A pro rata portion of this (loss) income has been allocated to the Leeson Electric 401(k) Savings Plan.

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value. The crediting interest rates are reset daily. The crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 4.94% and 5.55%, respectively. The average yield of the investment contracts for the years ended December 31, 2002 and 2001 were 4.94% and 5.55%, respectively. There are no limitations or guarantees on the contracts.

6. TAX STATUS

The Plan has obtained a letter from the Internal Revenue Service dated August 10, 1987, approving the Plan as qualified for tax-exempt status. The Plan has obtained a letter from the Internal Revenue Service dated May 6, 1993, approving the May 22, 1990, Plan amendment. There have been Plan amendments adopted since the last tax determination letter, however in the opinion of the Company's management, the Plan still remains tax-exempt.

7. RELATED PARTY TRANSACTIONS

Prior to December 1, 2002, the Plan invested in several pooled separate funds managed by the former Trustee. Subsequent to November 30, 2002, the Plan invests in a common collective fund and mutual funds managed by the Trustee. In addition, effective November 29, 2002, participants are allowed to invest in company stock of Regal-Beloit Corporation. These are not considered prohibited transactions by statutory exemption under ERISA.

8. SUBSEQUENT EVENTS

Effective March 1, 2003, the plan was amended to include a loan provision, limited to 50% of a participant's account balance, up to a maximum of $50,000. Interest at prevailing market rates is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time. The maximum loan term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period. Loans are subject to a loan fee of $50.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

LEESON ELECTRIC 401(K) SAVINGS PLAN
(FORMERLY, LEESON ELECTRIC CORPORATION PROFIT SHARING PLAN)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002

Description		Fair Value
AIM Funds	Basic Value Fund Class A	$ 2,760,189
Baron Asset Fund	Growth & Income Fund	727,454
ABN AMRO Funds	Chicago Capital Growth Fund Class N	1,377,838
Dodge & Cox Funds	Balanced Fund	3,387,059
Strong Funds	Strong Opportunity Fund	361,266
Templeton Funds, Inc.	Foreign Fund CL-A	290,816
The Vanguard Group	Index 500 Fund	3,362,223
Regal-Beloit Corporation*	Regal-Beloit Company Stock Fund	4
Pimco Funds	Pimco Total Returns Fund	2,251,708
M&I Trust Company*	M&I Stable Principal Fund	3,365,720
		$17,884,277

* Represents party-in-interest